UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42759

Cre8 Enterprise Limited

(Translation of registrant’s name into English)

1/F, China Building
29 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On November 17, 2025, Cre8 Enterprise Limited released a press release entitled “Cre8 Enterprise Limited Accepts Crypto-Currencies as a Payment Method for Its Clients”. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Cre8 Enterprise Limited Accepts Crypto-Currencies as a Payment Method for Its Clients

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2025	Cre8 Enterprise Limited

	By:	/s/ Sze Ting CHO
	Name:	Sze Ting CHO
	Title:	Chief Executive Officer and Chairman of the Board

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